

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

Matthew Crawford
Chairman, Chief Executive Officer and President
Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, OH 44124

> **Re: Park-Ohio Holdings Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 17, 2024**
> **File No. 000-03134**

Dear Matthew Crawford:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program